CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$2,000,000	$111.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated February 10, 2009, and the Prospectus Supplement dated February 10, 2009)	Registration No. 333-145845 June 16, 2009

US$2,000,000

CALLABLE CMS STEEPENER NOTES DUE JUNE 26, 2024

Principal Amount:	US$2,000,000	Issuer:	Barclays Bank PLC (Rated AA–/Aa3) *
Issue Price:	Variable Price Re-offer	Series:	Medium-Term Notes, Series A
Principal Protection Percentage:	100%	Original Issue Date:	June 26, 2009
Original Trade Date:	June 16, 2009	Maturity Date:	June 26, 2024, subject to Redemption at the Option of the Company (as set forth below).
CUSIP:	06739JJM6	Denominations:	Minimum denominations of US$1,000 and in integral multiples of US$1,000 thereafter.
ISIN:	US06739JJM62
Business Day:	☒ New York ☐ London ☐ Euro ☐ Other ([ ])	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Interest Rate Type (see Interest Rate Formula below):		Day Count Convention (or Fraction):

☐    Fixed Rate

☐    Regular Floating Rate

☐    Inverse Floating Rate (see page S-39 of the prospectus         supplement for a description of inverse floating rate Notes)

☒   Other (see description in this free writing prospectus)

		☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate:		Maximum Interest Rate:	13.00%
CMS Spread: CMS Rate with a maturity of 30 years minus CMS Rate with a maturity of 2 years		Minimum Interest Rate:	0.00%

Spread:		Initial Interest Rate:	13.00% per annum
Interest Rate Formula:

For each Interest Period commencing on or after the Original Issue Date to but excluding June 26, 2010: the Initial Interest Rate

For each Interest Period commencing on or after June 26,2010, the interest rate per annum will be equal to the product of (1) the applicable Multiplier and (2) the Reference Rate, subject to the Minimum Interest Rate and the Maximum Interest Rate.

Multiplier:	For Interest Periods commencing on or after:	Multiplier
	June 26, 2010	6.0
Interest Payment Dates:	☐ Monthly, ☐ Quarterly, ☒ Semi-Annually, ☐ Annually,

payable in arrears on 26th of June and December, commencing on December 26, 2009 and ending on the Maturity Date or the Early Redemption Date, if applicable.
Interest Period:

The first Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For each Interest Period, the first day of such Interest Period

Interest Determination Date:	Two Business Days prior to the relevant Interest Reset Date

*	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A. For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date, commencing on June 26, 2010, provided we give at least 5 business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount, together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

	Price to Public (1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC
Per Note	100.00%	5.00%	95.00%
Total	$2,000,000	$100,000	$1,900,000

(1)	Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.
(2)	Barclays Capital Inc. will receive commissions from the Issuer equal to 5.00% of the principal amount of the notes, or $50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that the Issuer receives.

See “Risk Factors” in this pricing supplement and beginning on page S-5 of the prospectus supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement, the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, this pricing supplement and any free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA– by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., and will be rated Aa3 by Moody’s Investor Services, Inc. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

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Reference Rate / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the Reference Rate. Instead, the amount of interest payable on the Notes (after any initial Interest Periods for which the Initial Interest Rate is payable) is determined by multiplying the applicable Multiplier by the difference between the CMS Rates of the two maturities identified on the cover page hereof (the Reference Rate, or “CMS Spread”), as determined on the Interest Determination Date applicable to the relevant Interest Period. Accordingly, the amount of interest payable on the Notes is dependent on whether, and the extent to which, the CMS Spread is greater than zero on the Interest Determination Date. Assuming the Minimum Interest Rate on the Notes is equal to 0%, if the CMS Spread on any Interest Determination Date is equal to or less than zero, you would receive no interest payment on the related Interest Payment Date. If the CMS Spread is equal to or less than zero on every Interest Determination Date throughout the term of the Notes, then you would receive no interest payments on your Notes throughout their term. Moreover, interest payments on the Notes may be subject to a Maximum Interest Rate (as and if specified on the cover page hereof). If the Notes are subject to a Maximum Interest Rate, you will not benefit in any increase in the CMS Spread that results in a per annum interest rate (when such CMS Spread is multiplied by the Multiplier) that is greater than the specified Maximum Interest Rate, and the yield on such Notes may be less than the yield on a similar security based on the Reference Rate that is not subject to a Maximum Interest Rate.

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Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date (or Early Redemption Date, if applicable), regardless of the performance of the Reference Rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the Agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

PS–1

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at a per annum interest rate calculated in accordance with the Interest Rate Formula. The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Periods.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above. If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate the Reference Rate.

For each Interest Period, a value for the Reference Rate is determined by calculating the CMS Spread, which is the difference between the CMS Rates of the two maturities identified on the cover page hereof on the Interest Determination Date for that Interest Period (that is, two Business Days prior to the first day of the Interest Period). If the value of the second CMS Rate is greater than the first CMS Rate, the subtraction of the second CMS Rate from the first CMS Rate will result in a negative CMS Spread, and therefore a negative Reference Rate.

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

For each Interest Period, the per annum interest rate is determined by multiplying the Multiplier applicable to that Interest Period by the Reference Rate, determined on the Interest Determination Date applicable to the relevant Interest Period as described above. Since the product of the Multiplier and the Reference Rate could be a negative number (as described above), the Minimum Interest Rate is equal to 0.00%. If the Reference Rate on any Interest Determination Date is equal to

PS–2

or less than zero, you would receive no interest payment on the related Interest Payment Date. See “Selected Risk Factors— Reference Rate / Interest Payment Risk”. The per annum interest rate will also be limited to any Maximum Interest Rate specified on the cover page hereof.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period to which the Interest Rate Formula applies under scenarios for the Reference Rate. The applicable CMS Spread for the Notes will be the difference of the 30 Year CMS Rate minus the 2 Year CMS Rate, the Multiplier applicable to the Interest Period will be 6, the Minimum Interest Rate will be 0.00% and the Maximum Interest Rate will be 13.00%. The Notes will have semi-annual Interest Payment Dates, and interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the semi annual interest payment for the Interest Period will be 180/360).

The values of the 30 Year CMS Rate and the 2 Year CMS Rate and other assumptions relied upon herein have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the Reference Rate. The specific terms for each issuance of Notes will be determined at the time such Notes are priced. Numbers in the table below have been rounded for ease of analysis.

30 Year CMS Rate	2 Year CMS Rate	Reference Rate[1]	Interest Rate (per annum)[2]	Effective Interest Rate[5]	Interest Payment Amount (per $1,000 Note)[6]
3.00%	4.20%	–1.20%	0.00%[3]	0.00%	$0.00
4.00%	4.60%	–0.60%	0.00%[3]	0.00%	$0.00
5.00%	5.00%	0.00%	0.00%	0.00%	$0.00
5.00%	4.50%	0.50%	3.00%	1.50%	$15.00
6.00%	5.00%	1.00%	6.00%	3.00%	$30.00
7.10%	5.00%	2.10%	12.60%	6.30%	$63.00
8.70%	5.70%	3.00%	13.00%[4]	6.50%	$65.00

1.	For the Interest Period, the value of the Reference Rate is equal to the CMS Spread (the 30 Year CMS Rate minus the 2 Year CMS Rate), as determined on the related Interest Determination Date.
2.	The interest rate per annum is equal to the product of the Multiplier (6) to that Interest Period and the Reference Rate for that Interest Period.
3.	The interest rate per annum for any Interest Period shall not be less than the Minimum Interest Rate, in this case 0.00%.
4.	The interest rate per annum for any Interest Period may not be greater than the Maximum Interest Rate, in this case 13.00%.
5.	The effective interest rate for any Interest Period equals the applicable interest rate per annum multiplied by the day count fraction (180/360).
6.	The interest payment amount for an Interest Payment Date equals the principal amount times the effective interest rate for the related Interest Period.

Example 1: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 6.00% and the 2 Year CMS Rate is 5.00%, the Reference Rate for the Interest Period would be 1.00% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate). In this case, the per annum interest rate for that Interest Period would be 6.00% (equal to the Reference Rate times the Multiplier of 6), and you would receive an interest payment of $30.00 per $1,000 principal amount of Notes on the related semi-annual Interest Payment Date, calculated as follows:

Effective Interest Rate = 6.00% x (180/360) = 3.00%

Interest Payment = $1,000 x 3.00% = $30.00

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Example 2: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 4.00% and the 2 Year CMS Rate is 4.60%, the Reference Rate for the Interest Period would be –0.60% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 6 results in a per annum interest rate of –3.60%, which is less that Minimum Interest Rate of 0.00%, the per annum interest rate for that Interest Period would be 0.00% (the Minimum Interest Rate), and you would receive no interest payment on the related semi-annual Interest Payment Date (the interest payment would be $0).

Example 3: If on the Interest Determination Date for the relevant Interest Period the value of the 30 Year CMS Rate is 8.70% and the 2 Year CMS Rate is 5.70%, the Reference Rate for the Interest Period would be 3.00% (equal to the 30 Year CMS Rate minus the 2 Year CMS Rate). Because the value of the Reference Rate times the Multiplier of 6 results in a per annum interest rate of 18.00%, which is greater than the Maximum Interest Rate of 13.00%, the per annum interest rate for that Interest Period would be equal to the Maximum Interest Rate of 13.00%, and you would receive an interest payment of $65.00 per $1,000 principal amount of Notes on the related semi-annual Interest Payment Date, calculated as follows:

Effective Interest Rate = 13.00% x (180/360) = 6.50%

Interest Payment = $1,000 x 6.50% = $65.00

HISTORICAL INFORMATION

The following table shows for illustrative purposes the 30 Year CMS Rate and the 2 Year CMS Rate in effect on June 16, 2009, and the hypothetical historical Interest Determination Dates listed below; the Interest Rate payable on any Interest Payment Date for the Notes, however, will be determined based on the 30 Year CMS Rate and the 2 Year CMS Rate in effect on the Interest Determination Date for the related Interest Period. The historical experience of the 30 Year CMS Rate and the 2 Year CMS Rate should not be taken as an indication of the future performance of such rates during the term of the Notes. Fluctuations in the level of the 30 Year CMS Rate and the 2 Year CMS Rate make the Notes’ effective Interest Rate difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Interest Reset Date	Interest Determination Date	30YCMS	2YCMS	30YCMS – 2YCMS
6/28/2004	6/24/2004	5.714	3.121	2.593
12/27/2004	12/23/2004	5.247	3.426	1.821
6/27/2005	6/23/2005	4.685	3.967	0.718
12/27/2005	12/22/2005	5.14	4.875	0.265
6/26/2006	6/22/2006	5.842	5.684	0.158
12/26/2006	12/21/2006	5.244	5.086	0.158
6/26/2007	6/22/2007	5.966	5.451	0.515
12/26/2007	12/21/2007	5.07	3.959	1.111
6/26/2008	6/24/2008	5.142	3.814	1.328
12/26/2008	12/23/2008	2.694	1.586	1.108
6/16/2009	6/16/2009	4.327	1.658	2.669

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

PS–4

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes. As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes in such taxable year. We intend to treat the excess of any non-contingent payments on the Notes (i.e., the initial 13% interest rate) in an accrual period in excess of the product of the comparable yield of the Notes and their adjusted issue price as a nontaxable return of principal which, in turn, will reduce the “adjusted issue price” of the Notes. Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$2,000,000

BARCLAYS BANK PLC

CALLABLE CMS STEEPENER NOTES DUE JUNE 26, 2024

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED FEBRUARY 10, 2009)